Exhibit 99.2

MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Mountain Province Diamonds Inc. (“Mountain Province” or the “Corporation”) will be held at Fairmont Waterfront, 900 Canada Place Way, Vancouver, British Columbia V6C 3L5, on Tuesday June 19, 2018 at 1:00 p.m. (Pacific time) for the following purposes:

(a)	to receive and consider the consolidated audited financial statements of Mountain Province for the year ended December 31, 2017, together with the report of the auditors thereon;

(b)	to elect directors for the ensuing year;

(c)	to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors’ remuneration; and

(d)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”) of the Corporation for the year ended December 31, 2017 (collectively, the “Meeting Materials”). Shareholders are able to request to receive copies of the Corporation’s annual report (including audited consolidated financial statements and MD&A) and/or interim consolidated financial report and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable. The audited annual consolidated financial statements and MD&A of the Corporation for the year ended December 31, 2017 are being sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company at info@mountainprovince.com or they can be found on SEDAR at www.sedar.com, or on the Company’s website at www.mountainprovince.com.

This year, as described in the notice and access notification mailed to shareholders of the Corporation, the Corporation has decided to deliver the Meeting Materials to shareholders by posting the Meeting Materials on SEDAR at www.sedar.com and on its website (www.mountainprovince.com). The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Corporation’s printing and mailing costs.

The Meeting Materials will be available on the Corporation’s website as of May 15, 2018, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com as of May 15, 2018.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Corporation by calling toll-free in North America at 1-855-561-4524 or by email at info@mountainprovince.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Corporation has fixed the close of business on May 10, 2018 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The Board of Directors of the Corporation has fixed close of business (Eastern Daylight Time) on June 15, 2018, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation’s transfer agent.

If you have any questions relating to the Meeting, please contact the Corporation by calling toll-free in North America at 1-855-561-4524 or by email at info@mountainprovince.com.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the Meeting.

DATED at Toronto, Ontario this 10th day of May, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“David Whittle”

David Whittle
Interim President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING OF SHAREHOLDERS

of

MOUNTAIN PROVINCE DIAMONDS INC.

to be held on

TUESDAY JUNE 19, 2018

May 10, 2018

MOUNTAIN PROVINCE DIAMONDS INC.

161 Bay Street, Suite 1410, P.O. Box 216
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Mountain Province Diamonds Inc. for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held on Tuesday, June 19, 2018 at 1:00 p.m. (Pacific time) at Fairmont Waterfront, 900 Canada Place Way, Vancouver, British Columbia V6C 3L5, or at any adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual General Meeting (the “Notice of Meeting”) that accompanies this Information Circular.

References in this Information Circular to “We”, “us”, “our” and similar terms, as well as references to “Mountain Province” and the “Corporation”, refer to Mountain Province Diamonds Inc. and references to “Board” refer to our board of directors. Unless otherwise indicated, the information in this Information Circular is given as at May 10, 2018 and all dollar references in this Information Circular are to Canadian dollars, unless otherwise noted.

The solicitation of proxies by Mountain Province is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 promulgated under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States are applicable to proxy statements under the US Exchange Act.

GENERAL PROXY AND VOTING INFORMATION

Notice and Access Process

Mountain Province has adopted the notice and access process (“Notice & Access”) provided for under Canadian securities laws for the delivery of the Information Circular, audited annual consolidated financial statements of the Corporation for the fiscal year ended December 31, 2017 and management’s discussion and analysis (the “Meeting Materials”) to shareholders for the Meeting. Specifically, beneficial shareholders who have requested to receive proxy-related materials and who do not have existing instructions on their account to receive paper material, and registered shareholders who have consented to electronic delivery, will receive paper copies of a Notice of Meeting and a voting form and will receive the other proxy-related materials through Notice & Access. Shareholders receiving proxy-related materials through Notice & Access will receive a notification which will contain information on how to obtain electronic and paper copies of the materials in advance of the Meeting. All other beneficial shareholders who have requested to receive proxy-related materials and all other registered shareholders will receive paper copies of the Information Circular and other proxy-related materials.

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The Corporation has adopted this alternative means of delivery to help reduce paper use and also reduce its printing and mailing costs. Under Notice & Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice of Meeting with information on the Meeting date, time, location and purpose, as well as information on how they may access the Meeting Materials electronically. The Meeting Materials will be available on the Corporation’s website (www.mountainprovince.com) as of May 15, 2018, and will remain on the website for one full year thereafter. The Meeting Materials will also be available online under the Corporation’s SEDAR profile at www.sedar.com and on the United States Securities and Exchange Commission (the “SEC”) website at https://www.sec.gov/edgar.shtml as of May 15, 2018.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Corporation at no cost to them by calling toll-free at 1-855-561-4524, or by email at info@mountainprovince.com.

Mountain Province urges shareholders to review this Information Circular prior to voting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting (and at any adjournment thereof) to be held on Tuesday, June 19, 2018 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Corporation will bear the expense of this solicitation. It is expected the solicitation will be made using the Notice & Access process described above, and by mail, if applicable, but regular employees or representatives of the Corporation (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile, and in person and arrange for intermediaries to send this Information Circular and the form of proxy to their principals at the expense of the Corporation.

Record Date

The Corporation has set the close of business on May 10, 2018 as the record date for determining which shareholders shall be entitled to receive notice of the Meeting and to vote at the Meeting (the “Record Date”). Only shareholders of record as of the Record Date shall be entitled to receive notice of the Meeting and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her Common Shares (as defined herein) and the transferee (the “Transferee”), upon establishing that the Transferee owns such Common Shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case, the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be sent to the Corporation’s corporate secretary at 161 Bay Street, Suite 1410, P.O. Box 216 Toronto, Ontario, Canada M5J 2S1.

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Appointment of Proxies

The persons named in the form of proxy are designated as proxy holders by management of the Corporation. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy and delivering the completed form of proxy to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting unless the person who is the chair of the Meeting (the “Chair”) elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-VOTE (1-866-732-8683) and internet voting can be completed at www.investorvote.com.

Provisions Relating to Voting of Proxies

The Common Shares represented by proxy will be voted or withheld from voting by the designated proxy holder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If there are no instructions provided by the shareholder, those Common Shares will be voted in favour of all proposals set out in this Information Circular. The form of proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the date of this Information Circular, the management of the Corporation knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Revocation of Proxies

Any registered shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be: (i) deposited at the head office of the Corporation, 161 Bay Street, Suite 1410, Toronto Ontario, Canada M5J 2S1 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized; or (ii) provided at the Meeting to the Chair of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

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Beneficial Shareholders of Common Shares

A substantial number of shareholders do not hold Common Shares in their own names (“Beneficial Shareholders”). You are a Beneficial Shareholder if the Common Shares you own are registered in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee and not in your name. Only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. In Canada, the vast majority of such common shares are registered in the name of the shareholder’s broker or an agent of that broker. Common Shares held by brokers or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

There are two kinds of Beneficial Shareholders: (i) those who object to their names being made known to the Corporation, referred to as objecting beneficial owners (“OBOs”); and (ii) those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). The Corporation has distributed copies of the Notice of Meeting and the form of proxy directly to NOBOs and to the clearing agencies and intermediaries for distribution to OBOs.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxy holder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their Common Shares.

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If the Corporation or its agent has sent these materials directly to you, your name, address and information about your holding of securities has been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf. By choosing to send the Notice of Meeting, and if applicable, the Meeting Materials to you directly, the Corporation (and not the nominee holding on your behalf) has assumed responsibility for delivering materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The Corporation intends to pay for intermediaries to forward the proxy-related materials and the request for voting instructions made by intermediary to OBOs.

Voting of Common Shares and Exercise of Discretion of Proxies

On any poll, the persons named in the form of proxy provided to registered shareholders will vote the Common Shares in respect of which they are appointed and, where instructions are given by the shareholder in respect of voting for or against any resolutions will do so in accordance with such instructions.

In the absence of any direction in the proxy, it is intended that such Common Shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the date of this Information Circular, management of the Corporation is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to management, should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

Approval of Matters

Unless otherwise noted, approval of matters to be placed before the Meeting is by an “ordinary resolution” which is a resolution passed by a simple majority (50%+1) of the votes cast by shareholders of the Corporation present and entitled to vote in person or by proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, no proposed nominee of the Corporation for election as a director of the Corporation, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, after reasonable enquiry, other than as disclosed herein, no informed person of the Corporation, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation since the commencement of the Corporation's most recently completed fiscal year.

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On December 11, 2017, the Corporation closed a private offering of U.S.$330,000,000 senior secured second lien notes due December 15, 2022. Mr. Dermot Fachtna Desmond, an informed person of the Corporation, participated in the offering by purchasing U.S.$60,000,000 of notes. Mr. Desmond, directly and through Vertigol Unlimited Company, a private Irish investment corporation, of which Mr. Desmond is the ultimate beneficial owner, beneficially holds approximately 52,075,539 or 24.8% of the outstanding Common Shares and is therefore considered an informed person of the Corporation. The terms of the notes were determined through arm's length negotiations between the Corporation and the initial purchasers. Mr. Desmond did not participate in such negotiations or determination. Mr. Desmond purchased notes on the same terms as all other purchasers. The proposed participation of Mr. Desmond in the offering was approved by the independent members of the Board.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of May 10, 2018, being the Record Date for the Meeting, the Corporation has issued and outstanding 210,005,810 fully paid and non-assessable common shares without par value, each share carrying the right to one (1) vote. The common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘MPVD’ and on the NASDAQ (the “NASDAQ”) under the symbol ‘MPVD’. The Corporation has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on May 10, 2018 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s Common Shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Corporation, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, is:

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Name of Shareholder	Number of Common Shares Held	Percentage of issued and outstanding share capital of 210,005,810 Common Shares (as at May 10, 2018)
Dermot Fachtna Desmond (directly and through Vertigol Unlimited Company, a private Irish investment corporation, of which Mr. Desmond is the ultimate beneficial owner)	52,211,558	24.9%

ELECTION OF DIRECTORS

The number of directors of the Corporation has been set at six (6). The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Corporation and their present principal occupations as at the date hereof, and the number of common shares of the Corporation or any of its subsidiaries beneficially owned or controlled or directed by each, directly or indirectly, as at the end of the Corporation’s most recent fiscal year and as at May 10, 2018 if applicable.

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Jonathan Comerford (1)	Mr. Comerford, the Chairman of the Board and a director of the Corporation, is an investment manager at International Investment and Underwriting Ltd. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992.

Chairman of the Board (Independent) (2)	Key Areas of Expertise/Experience

Investment Manager

Director since: September 21, 2001	2017 Board/Committee Membership	2017 Attendance		Public Board Membership
	Board of Directors	15 of 15	100%	Kennady Diamonds Inc. (ceased April 13, 2018)
Age: 46	Compensation Committee	3 of 3	100%
County Dublin, Ireland	Audit Committee	4 of 4	100%

Securities Held:

As At(3)	Common Shares Held (#)	Value of Common Shares Held ($)(4)	RSUs held (#)

May 10, 2018	298,573	910,648	55,000
December 31, 2017	145,204	495,146	55,000
December 31, 2016	145,204	975,771	25,000
Change	153,369		30,000

Date of Grant	Exercise Price ($)	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the- money options ($)	Value of options vested during the year ($)(5)
22-Dec-2017	3.48	150,000	Nil	21-Dec-2022	Nil	Nil
11-Dec-2015	3.57	75,000	75,000	10-Dec-2020	Nil	Nil
14-Apr-2015	4.66	150,000	150,000	13-Apr-2020	Nil	Nil
3-July-2013	5.28	150,000	150,000	2-July-2018	Nil	Nil
Total		525,000	375,000		Nil	Nil

Mr. Comerford did not exercise any stock options during the year ended December 31, 2017.

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Peeyush Varshney(1) Director (Independent) (2) Independent Businessman	Mr. Varshney has been actively involved in the capital markets since 1996 and has been a principal of Varshney Capital Corp., a private merchant banking, venture capital and corporate advisory firm since 1996. Since September 2005, he has also been the Chief Executive Officer and a director of ZincX Resources Corp., a resource exploration company listed on the TSX Venture Exchange. Mr. Varshney obtained a Bachelor of Commerce degree (Finance) in 1989 and a Bachelor of Laws in 1993, both from the University of British Columbia. He then articled at Farris, Vaughan, Wills & Murphy, a law firm in Vancouver, British Columbia, from 1993 to 1994, and has been a member of the Law Society of British Columbia since September 1994.
Key Areas of Expertise/Experience
Director since:	Corporate Responsibility	Executive Management
April 13, 2007	Managing/Leading Growth	Capital Markets/Corporate Finance

Age: 51	2017 Board/Committee Membership	2017 Attendance		Public Board Membership
	Board of Directors	14 of 15	93%	Zincx Resources Corp.
British Columbia, Canada	Corporate Governance and Nominating Committee	3 of 3	100%	E3 Metals Corp.
	Audit Committee	4 of 4	100%

Securities Held:

As At(3)	Common Shares Held (#)	Value of Common Shares Held ($)(4)	RSUs held (#)

May 10, 2018	97,022	295,917	55,000
December 31, 2017	97,022	330,845	55,000
December 31, 2016	122,422	822,676	25,000
Change	(25,400)		30,000

Date of Grant	Exercise Price ($)	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the- money options ($)	Value of options vested during the year ($)(5)
22-Dec-2017	3.48	100,000	Nil	21-Dec-2022	Nil	Nil
11-Dec-2015	3.57	50,000	50,000	10-Dec-2020	Nil	Nil
14-Apr-2015	4.66	100,000	100,000	13-Apr-2020	Nil	Nil
3-July-2013	5.28	100,000	100,000	2-July-2018	Nil	Nil
Total		350,000	250,000		Nil	Nil

Mr. Varshney did not exercise any stock options during the year ended December 31, 2017.

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David Whittle(1) Interim President and Chief Executive Officer of the Corporation, Director (Non-Independent) (2) Director since: November 1, 1997 Age: 53	Mr. Whittle obtained a Bachelor of Commerce degree (Finance) in 1987 from the University of British Columbia. He then articled at Coopers & Lybrand, a Chartered Accountancy firm, in Vancouver, British Columbia, becoming a Chartered Accountant in 1991. From 1993 to June 2000, the time of its amalgamation with the Company, he was President/CEO and Chief Financial Officer of Glenmore Highlands Inc. From 1994 to 1998, he was also Chief Financial Officer of Lytton Minerals Limited, a diamond mining exploration company with which Glenmore was affiliated. Additionally, from 1993 to 2004, Mr. Whittle was variously principal and partner of a Chartered Accountancy practice in the Vancouver area, providing services to both private and public companies in a variety of industries including mining, real estate, telecommunications, computer consulting, high tech and general merchandising. From 2004 to August 2007, Mr. Whittle was Chief Financial Officer of Hillsborough Resources Limited, a public company in the mining business. From October 2007 to December 2014, Mr. Whittle was Chief Financial Officer of Alexco Resource Corp., a public company both in the mining business and in the business of providing consulting services to third parties in respect of environmental remediation and permitting. He also served as director of Kennady Diamonds Inc., from February 2012 until June 2016 (and is currently the chief executive officer and sole director of Kennady Diamonds Inc. following Mountain Province’s April 2018 acquisition of that company). Mr. Whittle currently sits as a member of the audit committee of the Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Whittle was appointed Interim President and Chief Executive Officer of Mountain Province on June 9, 2017.

Key Areas of Expertise/Experience
British Columbia,	Mining/Operations	Executive Management
Canada	Corporate Responsibility	Managing/Leading Growth

2017 Board/Committee Membership	2017 Attendance		Public Board Membership
Board of Directors	15 of 15	100%	Nil
Compensation Committee	2 of 2	100%
Audit Committee	2 of 2	100%

Securities Held:

As At(3)	Common Shares Held (#)	Value of Common Shares Held ($)(4)	RSUs held (#)

May 10, 2018	232,473	709,043	80,000
December 31, 2017	164,106	559,601	80,000
December 31, 2016	160,606	1,079,272	25,000
Change	71,867		55,000

Date of Grant	Exercise Price ($)	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the- money options ($)	Value of options vested during the year ($)(5)
22-Dec-2017	3.48	100,000	Nil	21-Dec-2022	Nil	Nil
11-Dec-2015	3.57	50,000	50,000	10-Dec-2020	Nil	Nil
14-Apr-2015	4.66	100,000	100,000	13-Apr-2020	Nil	Nil
3-July-2013	5.28	100,000	100,000	2-July-2018	Nil	Nil
Total		350,000	250,000		Nil	Nil

Mr. Whittle did not exercise any stock options during the year ended December 31, 2017.

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Carl Verley(1) Director (Independent) (2) Self-Employed Geological Consultant Director since: November 1, 1997	Mr. Verley has been a self-employed Geological Consultant since 1982. Mr. Verley has served as President of Amerlin Exploration Services Ltd. (private company) since 1983. Mr. Verley is a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May of 1974. He worked for Cordilleran Engineering Ltd. from 1975 to 1982. He has been a self-employed geologist since 1982. From August of 1990 to January 2002, he served on the Board of Directors of Gee-Ten Ventures Inc., from May 2002 to July 2003 he was a director of Rome Resources Ltd., from July 2003 to December 2011, he was a director of Alphamin Resources Corp., and from October 2007 to May 2012 he was a director of African Metals Corp. He was vice president of exploration for Windstorm Resources Inc. from July 2011 to October 2012. Currently and since 1986 he has been a director of Mountain Province Diamonds Inc. He is a registered Professional Geoscientist with the British Columbia Association of Professional Engineers and Geoscientists and Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists.

Key Areas of Expertise/Experience
Age: 67	Corporate governance	Mineral Exploration
British Columbia, Canada	Executive compensation

2017 Board/Committee Membership	2017 Attendance		Public Board Membership
Board of Directors	14 of 15	93%	Nil
Compensation Committee	3 of 3	100%
Corporate Governance and Nominating Committee	3 of 3	100%

Securities Held:

As At(3)	Common Shares Held (#)	Value of Common Shares Held ($)(4)	RSUs held (#)

May 10, 2018	347,947	1,061,238	46,665
December 31, 2017	342,585	1,168,215	46,665
December 31, 2016	287,000	1,928,640	25,000
Change	60,947		21,665

Date of Grant	Exercise Price ($)	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the- money options ($)	Value of options vested during the year ($)(5)
22-Dec-2017	3.48	100,000	Nil	21-Dec-2022	Nil	Nil
11-Dec-2015	3.57	50,000	50,000	10-Dec-2020	Nil	Nil
14-Apr-2015	4.66	100,000	100,000	13-Apr-2020	Nil	Nil
3-July-2013	5.28	100,000	100,000	2-July-2018	Nil	Nil
Total		350,000	250,000		Nil	Nil

Mr. Verley did not exercise any stock options during the year ended December 31, 2017.

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Bruce Dresner(1) Director (Independent) (2) Retired Investment Professional Director since: March 11, 2013	Mr. Dresner is a Retired Investment Professional. Mr. Dresner has had a distinguished career as an investment professional, including Director of Investments and Chief Investment Officer at Dartmouth College (1985-1990), Vice President for Investments and Chief Investment Officer at Columbia University (1990-2002), Principal of Quellos Group LLC (2002-2007) and Managing Director, BlackRock Inc. (2007-2008). Since his retirement from BlackRock, Mr. Dresner has held a number of board and advisory positions, including serving on the advisory board of Capstone Investment Advisors (2008-2010), as a member of the strategic advisory board of Wilshire Private Markets at Wilshire Associates Inc. (2010-2014), and a trustee of the Gottex Multi-Asset Endowment and Alternative Asset Funds (2011-2016) and as Senior Advisor to BlueLine Advisors LLC (2014 – present). Mr. Dresner is a graduate of Dartmouth College Tuck School of Business (MBA, 1971) and the University of Miami (BA Economics, 1969). Mr. Dresner also received his CFA (Chartered Financial Analyst) designation in 1980. He is also a director of the Sherman Fairchild Foundation (non-profit).

Key Areas of Expertise/Experience
Age: 70	Capital Markets / Corporate Finance

	2017 Board/Committee Membership	2017 Attendance		Public Board Membership
	Board of Directors	15 of 15	100%	Nil
Florida, United States of America	Corporate Governance and Nominating Committee	1 of 1	100%
	Audit Committee	2 of 2	100%

Securities Held:

Fiscal Year(3)	Common Shares Held (#)	Value of Common Shares Held ($)(4)	RSUs held (#)

May 10, 2018	919,561	2,804,661	46,666
December 31, 2017	381,111	1,299,589	55,000
December 31, 2016	381,111	2,561,066	25,000
Change	538.450		26.666

Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the- money options ($)	Value of options vested during the year ($)(5)
22-Dec-2017	3.48	100,000	Nil	21-Dec-2022	Nil	Nil
11-Dec-2015	3.57	50,000	50,000	10-Dec-2020	Nil	Nil
14-Apr-2015	4.66	100,000	100,000	13-Apr-2020	Nil	Nil
3-July-2013	5.28	50,000	50,000	2-July-2018	Nil	Nil
Total		300,000	200,000		Nil	Nil

Mr. Dresner did not exercise any stock options during the year ended December 31, 2017.

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Karen Goracke(1) Director (Independent) (2) President and CEO. Director since: November 3, 2016	Ms. Goracke serves as the President and CEO of Borsheims Fine Jewellery and Gifts, a Berksire Hathaway company. Ms. Goracke began her career at Borsheims in 1988 as a sales associate, but soon was promoted. In her time at Borsheims she has worked as inventory supervisor, watch buyer, ladies jewellery buyer, director of merchandising, and, in 2013, was named President and CEO by Berkshire Hathaway Chairman Warren Buffett. Ms. Goracke graduated from the University of Nebraska–Kearney with Bachelors of Science degrees in Business Administration and Organizational Communication. She serves as a Director with the Jewelers Vigilance Committee, the leading compliance organization in the jewellery and gem industry. She also serves as a Director with Jewelers of America and as well as on a number of other boards and committees within the gem and jewellery industry.
Key Areas of Expertise/Experience
Age: 51	US Retail Diamond Market	Executive Management
	Corporate Responsibility	Corporate Ethics

Omaha, United States of America	2017 Board/Committee Membership	2017 Attendance		Public Board Membership
	Board of Directors	15 of 15	100%	Nil

Securities Held:

Fiscal Year(3)	Common Shares Held (#)	Value of Common Shares Held ($)(4)	RSUs held (#)

May 10, 2018	Nil	Nil	55,000
December 31, 2017	Nil	Nil	55,000
December 31, 2016	Nil	Nil	25,000
Change	Nil		30,000

Date of Grant	Exercise Price ($)	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the- money options ($)	Value of options vested during the year ($)(5)
22-Dec-2017	3.48	100,000	Nil	21-Dec-2022	Nil	Nil
3-Nov-2016	6.96	100,000	100,000	3-Nov-2021	Nil	Nil
Total		200,000	100,000		Nil	Nil

Ms. Goracke did not exercise any options during the year ended December 31, 2017.

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(1)	For additional compensation information, see “Executive Compensation”, below.
(2)	“Independent” refers to the standards of independence under National Instrument 52-110 – Audit Committees.
(3)	“Securities held” refers to the number of Common Shares and RSUs beneficially owned, controlled or directed (directly or indirectly) by the director as at December 31, 2017, December 31, 2016 and May 10, 2018, as applicable, and options beneficially owned by the director as at May 10, 2018.
(4)	“Value of Common Shares held” is calculated by multiplying the total number of Common Shares held by the closing price of the Common Shares on the TSX on the last trading day of the fiscal year (December 31, 2017-$3.41, December 31, 2016-$6.72, May 10, 2018-$3.05).
(5)	“Value of options vested during the year” is calculated by multiplying the total number of options vested during the year by the difference between the market price of the Common Shares on the TSX on the date of vesting and the exercise price of such options.

In April 2013, the Board adopted a majority voting policy, which is available on the Corporation’s website at www.mountainprovince.com. Under this policy, if a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “Majority Withhold Vote”), such director shall promptly tender to the Board his or her resignation as a Corporation director following certification of the shareholder vote by the scrutineer at the Meeting (the “Scrutineer”) for such uncontested election. The Corporate Governance Committee of the Board will duly consider and recommend to the Board whether to accept or reject the resignation received from each director who received a Majority Withhold Vote. Following the recommendation of the Corporate Governance Committee, the independent members of the Board will make a determination of the action to take with respect to the offer or resignation, not later than 90 days after written certification of the shareholder vote by the Scrutineer. The Board shall accept the resignation absent exceptional circumstances.

According to the policy, the affected director cannot participate in the deliberations of the Corporate Governance Committee or the Board as to whether to request his or her resignation. The majority voting policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

To the best of management’s knowledge, and except as set out below, no proposed director is, or has been within the last ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any Corporation that:

(a)	was the subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive office or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

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(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

David Whittle was a director of Image Innovations Holdings Inc. (“Image”), a company incorporated in the United States. Image and its subsidiaries filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code on July 6, 2006. Image’s Joint Chapter 11 Liquidating Plan was confirmed by the Bankruptcy Court on August 21, 2007, and the Final Decree closing the Chapter 11 cases was entered August 28, 2008.

Jonathan Comerford was a director of Newfoundland and Labrador Refining Corporation (“NLRC”), incorporated under Newfoundland law November 28, 2005. NLRC sought bankruptcy protection under the Bankruptcy and Insolvency Act (Canada) on June 19, 2008, and subsequently obtained Court approval for a proposal to creditors to sell or finance NLRC’s projects’ interests.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of management’s knowledge, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

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EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“Chief Executive Officer” or “CEO” of the Corporation means the individual who served as chief executive officer of the Corporation during the most recently completed financial year;

(b)	“Chief Financial Officer” or “CFO” of the Corporation means the individual who served as chief financial officer of the Corporation during the most recently completed financial year;

(c)	“executive officer” of the Corporation means an individual who is a Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Corporation or any of its subsidiaries who performed a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

(d)	“Named Executive Officers” or “NEO” means;

(i)	the CEO;

(ii)	the CFO;

(iii)	each of the Corporation’s three most highly compensated officers (including any of its subsidiaries), other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation, individually, exceeded $150,000; and

(iv)	any additional individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of the most recently completed financial year;

(e)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

(f)	“Share-Based Award” means an award under an equity incentive plan or equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

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Compensation Discussion and Analysis

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing the Corporation’s compensation arrangements with its executive officers as determined to be needed.

When reviewing the compensation of the executive officers, as needed, the Compensation Committee considers the following objectives: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the executive officers’ total compensation package in consultation with the CEO and making proposals to the Board, reviewing and advising on stock option guidelines, including recommendations on specific option grants, and reviewing and communicating to the Board the compensation policies and principles that will be applied to other executives and employees of the Corporation.

Compensation Philosophy

The Corporation’s compensation philosophy provides that any and all employees, including those consulting in management roles, receive compensation based on the market value for the type of role they perform. Compensation currently includes three elements: (i) salary or consulting fees (pursuant to the consulting agreements with the NEOs), (ii) cash bonuses and (iii) long-term incentives by way of the grant of stock options or restricted stock units in accordance with the policies of the TSX, the NASDAQ, and the Corporation’s Long Term Equity Incentive Plan (the “Incentive Plan”).

The Corporation does not provide sponsored or defined pension or retirement plans, nor does it provide any other benefit plans. Employees and/or consultants to the Corporation are expected to provide for their own benefits and retirement.

Composition of the Compensation Committee

The Corporation’s Compensation Committee consists of Jonathan Comerford, Carl Verley (Chair), and Karen Goracke, three (3) non-management directors (each of whom is also an “independent” director, as defined in National Instrument 52-110 - Audit Committees and under relevant United States securities laws and NASDAQ rules). Until June 2017, David Whittle was a member of the Compensation Committee instead of Karen Goracke. However, compensation matters may also be reviewed and approved by the Board.

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Mr. Comerford, Mr. Verley and Ms. Goracke are directors and/or officers of other companies and have experience in compensation matters. The Board believes that the members of the Compensation Committee collectively have the knowledge, experience and background required to fulfill their mandate. Such knowledge, experience and background enable them to make decisions regarding the sustainability of the Corporation’s compensation policies and practices. Mr. Verley has been the Chair of the Compensation Committee since 2003.

For a discussion of the policies and practices adopted by the Board to determine the compensation for the Corporation’s directors and executive officers, see above under “Compensation Discussion and Analysis”.

Report on Executive Compensation

The Compensation Committee has no formal compensation policy. However, executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation. The Corporation’s NEO’s during the fiscal year ended December 31, 2017 were Patrick Evans, Former CEO (until June 2017), David Whittle, Interim CEO (since June 2017), Bruce Ramsden, Former CFO, Perry Ing, CFO and Reid Mackie, VP Diamond Marketing.

Executive compensation is generally based on discussion by the Compensation Committee or by the Board. The Corporation entered into a consulting agreement with the former CEO, Patrick Evans, in November 2005 (amended August 2009 and May 2013) and a settlement agreement in July 2017. The Corporation entered into an employment agreement with the Interim CEO, David Whittle, in June 2017 (amended in November 2017). The Corporation entered into a consulting agreement with a corporation controlled by the former VP Finance, CFO and Corporate Secretary, Bruce Ramsden, in February 2013. The Corporation entered into an employment agreement with the CFO, Perry Ing, in February, 2017 and amended in December 2017. The Corporation entered into a consulting agreement with a corporation controlled by the VP Diamond Marketing, Reid Mackie, in July, 2015 and amended in December 2017. The compensation granted to the CEO, CFO and the VP Diamond Marketing is primarily cash-based however, David Whittle was granted RSUs, and Perry Ing and Reid Mackie were granted options upon the execution of their respective agreements (and the amended agreements) in order to align the interests of management and shareholders. For an overview of these agreements, please refer to the discussion below under the heading “Executive Compensation – Employment/Consulting Agreements of NEOs”.

As part of the Compensation Committee’s “Terms of Reference”, the Compensation Committee is tasked with the responsibility of reviewing and recommending any changes to compensation for the Corporation’s senior management, or to defer such discussions to the Board, and to make any recommendations for the granting of options. The Compensation Committee finalized its most recent recommendations to the Board for changes to compensation for management, including the grant of options and restricted share units to Mr. Whittle, Mr. Ing and Mr. Mackie in December 2017, which vest over three years commencing on December 31, 2018. Directors were granted options and restricted share units vesting over three years commencing December 31, 2018.

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Elements of Compensation

Employment/Consulting Fees

Pursuant to the employment/consulting agreements noted above, the NEOs provide employment/consulting services to the Corporation in connection with their respective roles with the Corporation.

The Corporation has not retained a compensation consultant or advisor to assist the Board of Compensation Committee in determining compensation for any of the Corporation’s directors or executive officers.

Long-Term Incentives

The Corporation provides long-term incentives by granting stock options or restricted share units to executive officers in accordance with the policies of the TSX and the Corporation’s Incentive Plan. Any options granted permit executive officers to acquire Common Shares at an exercise price equal to the closing market price of such shares at the time of grant of the option. The objective of granting options and/or restricted share units is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as financial incentive for such executive officers to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options or restricted share units to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options or restricted share units previously granted to the executive officer, if any, and option compensation granted by similar companies to executives with similar responsibilities.

Other Compensation

The Corporation provides no compensation to its NEOs other than the amounts under their respective employment/consulting arrangements and Long-Term Incentives as described above. For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation’s Incentive Plan.

Compensation Risk

In the upcoming year, the Compensation Committee will undertake a review of the risks associated with the Corporation's compensation of its NEOs, other executives (if any), and directors and, based on the review, the Board will determine whether any steps should be taken to mitigate and/or manage any identified risks.

NEOs and directors are discouraged from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director, and to the knowledge of the Corporation, no NEO or director has undertaken such hedging transactions. The Corporation does not, however, have a policy expressly prohibiting such purchases.

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Employment/Consulting Agreements of NEOs

The Corporation and its subsidiaries have employment contracts or consulting agreements with the VP Diamond Marketing Compensation, the CEO and the CFO. The Corporation and its subsidiaries had consulting agreements with its former CEO and former CFO.

Former CEO Compensation

The Corporation had a consulting agreement with Patrick Evans for his services as President and CEO which was effective November 1, 2005 and amended in August 2009 and May 2013 (the "Evans Agreement"). The monthly consulting fee under the Evans Agreement was $41,667 per month. Effective June 7, 2017, the Evans Agreement was terminated. A settlement agreement was entered into by the Corporation and Mr. Evans in July 2017. Mr. Evans received a severance payment equal to six months annual compensation and six months incentive bonus plus $115,000 in lieu of vacation pay. The Corporation agreed to continue to reimburse Mr. Evans for his monthly cost of medical, disability and life insurance benefits, at a level similar to that in effect at the time of termination until December 31, 2018. The Corporation also agreed to fully vest the 50,000 restricted share units granted to Mr. Evans in December 2016 and all incentive stock options granted to Mr. Evans shall be fully exercisable until the earlier of i) with respect to each option, the date of expiry, and ii) June 30, 2019. In the event of change in control of the Corporation (as defined in the settlement agreement on or before December 31, 2018), the Corporation will pay to Mr. Evans the sum of $1,500,000 in lieu of 18 months’ base compensation and incentive bonus, and will pay out the balance required to fully fund Mr. Evans’s RBC life insurance policy to maturity through a lump sum payment, estimated at approximately $400,000 based on term of the policy and prevailing interest rates.

In the year ended December 31, 2017, the Corporation paid a total of $836,591 in monthly consulting fees, bonuses and severance to Mr. Evans.

Interim CEO Compensation

The Corporation has an employment agreement with David Whittle for his services as Interim President and CEO which was effective June 9, 2017 and amended in November 2017 (the “Whittle Agreement”). The amended agreement allows for Mr. Whittle’s employment with the Corporation to continue until such time as terminated by either the Corporation or by Mr. Whittle. The monthly salary under the Whittle Agreement is $41,667, and in the year ended December 31, 2017, the Corporation paid or accrued a total of $680,556 in monthly salary and bonuses. Under the Whittle Agreement, in the event of termination as a result of change in control of the Corporation (as defined in the Whittle Agreement), Mr. Whittle will receive a severance payment equal to 12 months of his total annual compensation, and full incentive bonus compensation for the same period.

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Former CFO Compensation

The Corporation entered into a consulting agreement with a corporation controlled by Bruce Ramsden, to provide the services of Mr. Ramsden as VP Finance, effective February 1, 2013 and as VP Finance, Chief Financial Officer and Corporate Secretary, effective May 1, 2013 (the “Ramsden Agreement”). The Ramsden Agreement provided for a monthly consulting fee of $28,750, and in the year ended December 31, 2017, the Corporation paid a total of $211,104 in monthly consulting fees and bonuses under the Ramsden Agreement. Mr. Ramsden resigned as VP Finance, Chief Financial Officer and Corporate Secretary, effective January 31, 2017 and provided consulting services to the Corporation until August 31, 2017.

CFO Compensation

The Corporation entered into an employment agreement with Perry Ing, to serve as VP Finance, Chief Financial Officer and Corporate Secretary, effective February 6, 2017 and amended in December 2017 (the “Ing Agreement”). The Ing Agreement provides for a monthly salary of $25,000 and in the year ended December 31, 2017, the Corporation paid or accrued a total of $471,250 in monthly salary and bonuses under the Ing Agreement. The monthly salary was adjusted on January 1, 2018 to $26,250 per month. Under the Ing Agreement, Perry Ing is entitled to receive a severance payment equal to twelve months of his annual compensation in the event that the Ing Agreement is terminated, without cause by the Corporation (as defined in the Ing Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Ing Agreement), Perry Ing will receive a severance payment equal to 18 months of his total annual compensation, benefits and full incentive bonus compensation for the same period, all payable within 30 days of termination.

VP Diamond Marketing Compensation

The Corporation entered into a consulting agreement with a corporation controlled by Reid Mackie, to provide the services of Mr. Mackie as VP Diamond Marketing, effective October 1, 2015 and amended in April 2017 and December 2017 (the “Mackie Agreement”). The Mackie Agreement provides for a monthly consulting fee of $20,833, and in the year ended December 31, 2017, the Corporation paid or accrued a total of $450,000 in monthly consulting fees and bonuses under the Mackie Agreement. The consulting fee was adjusted on January 1, 2017 to $25,000 per month. Under the Mackie Agreement, Reid Mackie is entitled to receive a severance payment equal to 12 months of his annual compensation in the event that the Mackie Agreement is terminated, without cause by the Corporation (as defined in the Mackie Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Mackie Agreement), Reid Mackie will receive a severance payment equal to 12 months of his total annual compensation, benefits and full incentive bonus compensation for the same period, all payable within 30 days of termination.

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Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Common Shares, beginning on January 1, 2013, with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX Index”) for the five most recently completed financial years of the Corporation.

Mountain Province Diamonds Inc. (“MPVD”)
Cumulative Value of $100 Investment January 1, 2012

	Dec 2012	Dec 2013	Dec 2014	Dec 2015	Dec 2016	Dec 2017
MPVD	$3.89	$5.29	$4.85	$3.96	$6.72	$3.41
S & P/TSX Composite Index	12,433.50	13,621.55	14,632.44	13,009.95	15,287.59	16,209.10

Over this period of time, the trend in the level of compensation paid to executive officers has been broadly similar to the trend of the Corporation's cumulative total shareholder return relative to the cumulative total return of the S&P/TSX Index, allowing for the increase over this period of the Corporation's management responsibilities and financing requirements as its primary mining project has advanced toward the development phase.

Share-Based Awards and Option-Based Awards

The Corporation’s Incentive Plan has been used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

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The Compensation Committee has the primary responsibility of administering the compensation policies related to the executive management of the Corporation, including Option-Based Awards.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6) sets forth all direct and indirect compensation provided to the Corporation’s Named Executive Officers for the financial years ended December 31, 2017, 2016 and 2015.

NEO Name and Principal Position	Year	Salary / Fee ($)	Share- Based Awards ($)(7)	Option- Based Awards ($)(6)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plans ($)
David Whittle(1) (Interim President and CEO)	2017	280,556	104,400	106,450	400,000	Nil	Nil	Nil	891,406
Perry Ing(2) (CFO)	2017	271,250	104,400	277,420	200,000	Nil	Nil	Nil	853,070
Patrick Evans(3) (Former President and CEO)	2017 2016 2015	221,591 400,000 300,000	Nil 324,500 Nil	Nil Nil 598,175	250,000 600,000 $520,500	Nil Nil Nil	Nil Nil Nil	365,000 Nil Nil	836,591 1,324,500 1,418,675
Bruce Ramsden(4) (Former CFO)	2017 2016 2015	211,104 210,000 200,000	Nil 162,250 Nil	Nil Nil 270,910	Nil 105,000 215,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	211,104 477,250 686,410
Reid Mackie(5) (VP Diamond Marketing)	2017 2016	250,000 210,000	104,400 285,650	106,450 Nil	200,000 105,000	Nil Nil	Nil Nil	Nil Nil	660,850 600,650

(1)	Mr. Whittle was appointed Interim President and CEO on June 9, 2017. See “Director Compensation – Director Compensation Table” for director fees earned for the period January 1, 2017 to June 9, 2017.

(2)	Mr. Ing joined the Corporation on February 6, 2017 as VP Finance, CFO and Corporate Secretary.

(3)	Mr. Evans resigned as President and CEO on June 7, 2017.

(4)	Mr. Ramsden joined the Corporation on February 1, 2013 as VP Finance and on May 1, 2013 as VP Finance, CFO and Corporate Secretary. Mr. Ramsden resigned on January 31, 2017 and provided consulting services to the Corporation up to August 31, 2017.

(5)	Mr. Mackie joined the Corporation on October 1, 2015 as VP Diamond Marketing.

(6)	The option-based awards were valued using the Black-Scholes model (a common methodology) as the methodology to calculate the grant date fair value and the Corporation relied on the following key assumptions and estimates for the calculation of these Option-based Awards:

February 6, 2017 Stock Options

Dividend yield – nil; Expected volatility – 31.03%; Risk-free rate of return – 1.11%; Expected life of options – 5 years. The fair value at the time of grant was calculated to be $170,970 for the options granted to Mr. Ing.

December 22, 2017 Stock Options

Dividend yield – nil; Expected volatility – 31.14%; Risk-free rate of return – 1.82%; Expected life of options – 5 years. The fair value at the time of grant was calculated to be $319,350 for the options granted to Mr. Whittle, Mr. Ing and Mr. Mackie.

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April 14, 2015 Stock Options

Dividend yield – nil; Expected volatility – 37.76%; Risk-free rate of return – 0.73%; Expected life of options – 5 years. The fair value at the time of grant was calculated to be $476,400 for the options granted to Mr. Evans and Mr. Ramsden.

December 11, 2015 Stock Options

Dividend yield – nil; Expected volatility – 34.8%; Risk-free rate of return – 0.74%; Expected life of options – 5 years. The fair value at the time of grant was calculated to be $394,485 for the options granted to Mr. Evans and Mr. Ramsden.

(7)	In the fiscal year ended December 31, 2017, 30,000 restricted share units were granted on December 22, 2017 at a deemed price of $3.48 to Mr. Whittle, Mr. Ing and Mr. Mackie vesting equally over three years commencing December 21, 2018. In the fiscal year ended December 31, 2016, 20,000 restricted share units were granted on June 21, 2016 to Mr. Mackie in his capacity as VP Diamond Marketing at a deemed price of $6.17 per restricted share unit. These restricted shares vest 50% on December 31, 2016 and 50% on June 30, 2017. On December 21, 2017, 50,000, 25,000 and 25,000 restricted share units were granted at a deemed price of $6.49 to Mr. Evans, Mr. Ramsden and Mr. Mackie respectively vesting equally over three years commencing December 20, 2017.

Incentive Plan Awards

The Corporation does not have any incentive plans for NEOs except for Mr. Whittle, Mr. Ing and Mr. Mackie, pursuant to the, Whittle Agreement, Ing Agreement and Mackie Agreement, respectively, and as previously discussed.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

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	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(1) ($)	Number of Options That Have Not Vested (#)	Market or Payout Value of Option- Based Awards That Have Not Vested ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
David Whittle	100,000 100,000 50,000 100,000	5.28 4.66 3.57 3.48	July 2, 2018 April 13, 2020 December 10, 2020 December 21, 2022	Nil Nil Nil Nil	Nil Nil Nil 100,000	Nil Nil Nil Nil	71,666 Nil Nil Nil	244,381 Nil Nil Nil	28,419 Nil Nil Nil
Perry Ing	100,000 100,000	5.86 3.48	February 5, 2022 December 21, 2022	Nil Nil	Nil Nil	Nil Nil	30,000 Nil	102,300 Nil	Nil Nil
Reid Mackie	100,000 100,000	4.21 3.48	October 15, 2020 December 21, 2022	Nil Nil	Nil 100,000	Nil Nil	46,666 Nil	159,131 Nil	28,419 Nil
Patrick Evans	100,000 100,000 200,000 250,000	5.00 5.29 4.66 3.57	May 13, 2018 February 13, 2019 June 30, 2019 June 30, 2019	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Bruce Ramsden	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $3.41, and the exercise or base price of the vested options.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of the option-based awards and share-based that vested during the financial year ended December 31, 2017 for each Named Executive Officer.

NEO Name	Option-Based Awards Value Vested during the Year(1) ($)	Share-Based Awards Value Vested during the Year(1) ($)	Non-Equity Incentive Plan Compensation – Value Earned during the Year ($)
David Whittle(1)	Nil	28,419	400,000
Perry Ing(2)	Nil	Nil	200,000
Reid Mackie(3)	Nil	28,419	200,000
Patrick Evans	Nil	238,500	250,000
Bruce Ramsden	Nil	37,165	Nil

(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option. Options granted during the year vested immediately and the exercise price represented market value at the time of the grant (and vesting).

(2)	Mr. Ing commenced as CFO on February 6, 2017.

(3)	Mr. Mackie commenced as VP Diamond Marketing on October 1, 2015.

(4)	Mr. Whittle commenced as Interim President and CEO on June 9, 2017.

Long Term Equity Incentive Plan

On May 17, 2016, the Board approved the adoption of the Incentive Plan, which replaced the Corporation’s Stock Option Plan. The Incentive Plan provides for the issuance of stock appreciation rights, deferred share units and other share-based awards.

The Corporation’s former stock option plan and the ability to grant stock options under that plan terminated upon adoption of the Incentive Plan, and all stock options granted under the former plan are governed by the Incentive Plan.

The annual burn rate for the Incentive Plan for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Common Shares outstanding for the financial year, is set forth in the following table:

Annual Burn Rates for Three Most Recent Financial Years
Year ending December 31	Burn Rate
2015	1%
2016	0
2017	1%

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The Incentive Plan provides for a maximum number of share-based awards equaling 10%, or 21,000,581 of the 210,005,810 issued and outstanding Common Shares of the Corporation. If all of the 4,128,665 outstanding stock options and restricted share units under our Incentive Plan as at December 31, 2017 were settled by the issuance of Common Shares, the Common Shares issued upon such settlement would have represented approximately 3% of the 160,253,501 issued and outstanding Common Shares as at such date. As stock options are exercised or Common Shares are otherwise issued, the number of stock options available to grant under the Plan (the “Plan Balance”) up until the date of expiry, could be increased up to the 10% maximum (subject to the approval of the TSX). Stock options which expire without being exercised are automatically added back into the Plan Balance.

The material terms of the Incentive Plan are as follows:

1.	In no case, may the issuance of shares under the Incentive Plan and any other share compensation arrangement of the Corporation result in:

(a)	the number of shares reserved for issuance:

(i)	to insiders exceeding 10% of the Corporation’s issued and outstanding share capital; or

(ii)	to any one person exceeding 5% of the Corporation’s issued and outstanding share capital;

(b)	the number of shares issued within a one year period:

(i)	to insiders exceeding 10% of the Corporation’s issued and outstanding share capital; or

(ii)	to any one insider and its associates exceeding 5% of the Corporation’s issued and outstanding share capital.

2.	The exercise price of any option issued under the Incentive Plan shall not be less than the market value of the Common Shares as of the date of the grant. The market value of the Common Shares shall be determined in accordance with the Incentive Plan, but in any event, shall not be less than the closing price of the Common Shares on the TSX on the business day immediately prior to the date of the grant. If the Corporation’s Common Shares are not listed on an organized trading facility, then the market value will be, subject to the necessary approvals of the applicable regulatory authorities, that value as is determined by resolution of the Board.

3.	Subject to all applicable securities laws and regulations and the rules and policies of all applicable regulatory authorities, the Board may attach terms and conditions to a grant of option under the Incentive Plan. These terms and conditions may include, but are not necessarily limited to, the following:

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(a)	providing that an option expires on a specified date after the option holder ceases to be a director or employee of the Corporation or ceases to provide services to the Corporation;

(b)	providing that a portion or portions of an option vest after certain periods of time or expire after certain periods of time; and

(c)	providing that an option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile takeover bid for the Corporation.

4.	The expiry date of an option under the Incentive Plan shall be the date so fixed by the Board on the date of the grant, provided such expiry date shall be no later than the tenth anniversary of the date of the grant.

5.	Options issued under the Incentive Plan may not be assigned or transferred except to the legal personal representatives of a deceased optionee.

6.	The Incentive Plan provides for the cashless exercise of options in the event of a bona fide offer (an “Offer”) for Common Shares made to holders of options, or to shareholders of the Corporation generally, or to a class of shareholders which includes the option holders, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning given to “control person” in the Securities Act (Ontario), and all stock options will become vested and any optionee may surrender his or her options to the Corporation and receive a payment equal to:

(a)	if the Offer is a cash offer, the difference between the option price and the offer price under the Offer; and

(b)	if the Offer is in securities of the offeror, a number of securities of the offeror based on the difference between the Offer consideration and the option exercise price, multiplied by the number of Common Shares held under option.

If the Offer is not completed in the time and manner specified in the Offer, or if the Offeror does not take up all Common Shares tendered by the Option Holder, any Common Shares issued upon exercise of stock options may be returned to the Corporation and the stock options reinstated.

7.	The Board may from time to time amend the Incentive Plan and the terms and conditions of any option granted under the Incentive Plan without obtaining shareholder approval and, without limitation, may make amendments for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Incentive Plan, or for any other purpose which may be permitted by all relevant laws, regulations, rules and policies provided that any such amendment shall not alter the terms or conditions of any option issued under the Incentive Plan or impair any right of any option holder pursuant to any option awarded prior to such amendment. The Board’s discretion includes, without limitation, the authority to make amendments respecting administration of the plan, to change the class of eligible persons under the plan, to substitute any option with another award of the same or a different type, to adjust for any share consolidation or reclassification, to clarify any ambiguity, inconsistency or omission in the Incentive Plan and other amendments of a clerical or housekeeping nature, to alter the vesting or termination provisions, and to modify the mechanics of exercise.

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8.	The exercise price of any outstanding stock option granted to any non-insiders of the Corporation may not be reduced unless shareholder approval is obtained. The exercise price of any outstanding stock option may not be reduced and the original exercise period may not be extended to the benefit of insiders of the Corporation unless disinterested shareholder approval is obtained.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

Termination and Change of Control Benefits

Except as disclosed above under the heading “Executive Compensation – Employment/Consulting Agreements of NEOs”, the Corporation and its subsidiaries do not have any contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Corporation, or change in a Named Executive Officer’s responsibilities.

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Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year ended December 31, 2017:

Director Name	Fees Earned ($)(1)	Other fees earned ($)	Share- Based Awards ($)(3)	Option- Based Awards ($)(2)	Long Term Incentive Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jonathan Comerford	50,000	Nil	104,400	159,675	Nil	Nil	Nil	Nil	314,075
Peeyush Varshney	45,000	25,000	104,400	106,450	Nil	Nil	Nil	Nil	280,850
Carl Verley	45,000	25,000	104,400	106,450	Nil	Nil	Nil	Nil	280,850
David Whittle(4)	19,750	Nil	Nil	Nil	Nil	Nil	Nil	Nil	19,750
Bruce Dresner	40,000	35,000	104,400	106,450	Nil	Nil	Nil	Nil	285,850
Karen Goracke	35,000	Nil	104,400	106,450	Nil	Nil	Nil	Nil	245,850

(1)	Effective January 1, 2017, compensation for the directors has been approved at the following levels: the Chairman of the Board is entitled to receive $50,000 per annum, the Chairman of the Audit Committee is entitled to receive $45,000 per annum, the director serving as the Corporation’s Qualified Person is entitled to receive $45,000 per annum, the Director serving as the Corporate Governance Chairman is entitled to receive $45,000 per annum and all other directors are entitled to receive $35,000 per annum. These amounts continue to be paid monthly.

(2)	As stated previously in this Information Circular, the Corporation has an Incentive Plan for the granting of incentive stock options and restricted share units to the officers, employees, and directors. The purpose of granting such options and restricted share units is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to those of the shareholders. For further details about the Incentive Plan, please refer to the discussion above under the heading “Executive Compensation – Incentive Plan”.

(3)	On December 22, 2017, the directors were granted restricted share units, vesting equally over three years, commencing on December 21, 2018.

(4)	For the period January 1, 2017 to June 9, 2017. See “Compensation Discussion and Analysis – Summary Compensation Table” for salary earned after June 9, 2017.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

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	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Options That Have Not Vested (#)	Market or Payout of Option- Based Awards That Have Not Vested ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Jonathan Comerford	150,000 75,000 150,000 150,000	3.48 3.57 4.66 5.28	December 21, 2022 December 10, 2020 April 13, 2020 July 2, 2018	Nil Nil Nil Nil	150,000 Nil Nil Nil	Nil Nil Nil Nil	46,666 Nil Nil Nil	159,131 Nil Nil Nil	28,419 Nil Nil Nil
Peeyush Varshney	100,000 50,000 100,000 100,000	3.48 3.57 4.66 5.28	December 21, 2022 December 10, 2020 April 13,2020 July 2, 2018	Nil Nil Nil Nil	100,000 Nil Nil Nil	Nil Nil Nil Nil	46,666 Nil Nil Nil	159,131 Nil Nil Nil	28,419 Nil Nil Nil
Carl Verley	100,000 50,000 100,000 100,000	3.48 3.57 4.66 5.28	December 21, 2022 December 10, 2020 April 13,2020 July 2, 2018	Nil Nil Nil Nil	100,000 Nil Nil Nil	Nil Nil Nil Nil	46,666 Nil Nil	159,131 Nil Nil	28,419 Nil Nil
Bruce Dresner	100,000 50,000 100,000 100,000 50,000	3.48 $3.57 $4.66 $4.06 $5.28	December 21, 2022 December 10, 2020 April 13, 2020 March 10, 2018 July 2, 2018	Nil Nil Nil Nil Nil	100,000 Nil Nil Nil Nil	Nil Nil Nil Nil Nil	46,666 Nil Nil Nil Nil	159,131 Nil Nil Nil	28,419 Nil Nil Nil
Karen Goracke	100,000 100,000	3.48 6.96	December 21, 2022 November 3, 2021	Nil Nil	100,000 Nil	Nil Nil	46,666 Nil	159,131 Nil	28,419 Nil

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $3.41, and the exercise or base price of the option.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of the option-based awards that vested during the financial year ended December 31, 2017 for each non-executive director. There were no share-based awards or non-equity incentive plan compensation amounts:

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Director Name	Option-Based Awards – Value Vested during the Year (1) ($)	Share-Based Awards – Value Vested during the Year (2) ($)
Jonathan Comerford	Nil	29,169
Bruce Dresner	Nil	29,169
Peeyush Varshney	Nil	29,169
Carl Verley (3)	Nil	29,169
Karen Goracke	Nil	29,169

(1)	The value of unexercised in-the-money options on the date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.

(2)	The value of RSUs on the date vested is based on the number of RSUs multiplied by the market value of the Common Shares on the TSX as at the date of vesting. Except as noted below, exercised of all vested RSUs was deferred to a date to be determined by the respective holder.

(3)	RSUs exercised as of the vesting date.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to the Corporation, or any of its subsidiaries, nor is any of these individuals, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the reappointment of KPMG LLP, Chartered Accountants (“KPMG”), as the auditor of the Corporation to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors. The auditor was first appointed on August 6, 1998.

MANAGEMENT CONTRACTS

No management functions of the Corporation or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation or its subsidiaries.

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DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance relates to the activities of the Board of Directors. National Policy 58-201 – Corporate Governance Disclosure and the Sarbanes-Oxley Act of 2002 (the “Act”), the rules adopted by the United States Securities and Exchange Commission (the “SEC”) pursuant to the Act, and the NASDAQ corporate governance rules (the “NASDAQ Rules”) as they apply to foreign private issuers, together establish corporate governance guidelines which apply to the Corporation. Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interests of its shareholders and contribute to effective and efficient decision making. National Instrument 58-101 – Disclosure of Corporate Governance Practices requires that each reporting company disclose its corporate governance practices on an annual basis.

The Corporation’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of six directors. The Corporation proposes to set the number of directors at seven and to elect six nominees for the ensuing year.  All six proposed nominees are current directors.

Independence

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he has no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Corporation.

Applying the definition set out in section 1.4 of NI 52-110, five of the six current members of the Board are independent. The members who are independent are: Jonathan Comerford, Carl Verley, Bruce Dresner, Peeyush Varshney and Karen Goracke.

David Whittle, a director nominee, is not independent by virtue of the fact that he is an executive officer of the Corporation (Mr. Whittle has been the Interim President and CEO since June 9, 2017 and served as a director since November 1, 1997).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents as of the date of this Information Circular:

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Name of Director	Reporting Issuer(s) or Equivalent(s)
Jonathan Comerford	None
Bruce Dresner	None
Peeyush Varshney	Zincx Resources Corp.; E3 Metals Corp.
Carl Verley	None
David Whittle	None
Karen Goracke	None

Meetings of Directors

The Board meets as necessary in the absence of management to ensure the Board’s functional independence from management. The Corporation recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Since the beginning of the Corporation’s most recently completed financial year, the independent directors have not held a meeting at which non-independent directors were not in attendance. The independent directors do not hold regularly scheduled meetings without non-independent directors and the Corporate Secretary (who is also a member of senior management); however, the Board has adopted a practice whereby the independent directors routinely hold an in-camera session following most Board meetings. Open and candid discussion among independent directors is encouraged, and the independent directors are free to communicate with each other in the absence of the non-independent director and management as they feel is appropriate, and by the means they consider appropriate.

Independence of Chair

The Corporation’s corporate governance structure recognizes the value of separating the offices of the Chair and the CEO. David Whittle is the Corporation’s Interim President and Chief Executive Officer and the Board is chaired by Jonathan Comerford, an independent director.

Attendance

The Board meets on a regularly scheduled basis and more frequently if required. Since January 1, 2017, the beginning of the most recently completed financial year, the Board met 15 times. Jonathan Comerford, David Whittle, Bruce Dresner and Karen Goracke attended all 15 meetings. Carl Verley and Peeyush Varshney attended 14 meetings. Patrick Evans attended 6 of 6 meetings until he resigned as a director in July 2017.

Board Mandate

The Board is required to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders. The Board actively oversees the development, adoption and implementation of the Corporation’s strategies and plans. The Board’s responsibilities include:

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(a)	representing the interests of the shareholders in all significant decisions affecting the Corporation and ensuring that shareholders are kept informed of developments affecting the Corporation;

(b)	the Corporation’s strategic planning process,

(c)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage risk,

(d)	reviewing significant operational and financial issues as they arise and providing direction to management of these matters,

(e)	acting diligently to ensure that the Corporation fulfils its legal and regulatory requirements,

(f)	evaluating the effectiveness of senior management and establishing their compensation,

(g)	evaluating whether or not directors receive the information they require to perform their duties as directors,

(h)	the Corporation’s succession planning, including appointing, training and monitoring senior management,

(i)	the Corporation’s major business development initiatives,

(j)	the integrity of the Corporation’s internal control and management information systems,

(k)	the Corporation’s policies for communicating with shareholders and others, and

(l)	the general review of the Corporation’s results of operations.

The Board considers certain decisions to be of sufficient importance to the Corporation and as such, requires management to seek the prior approval of the Board with respect to these decisions. Such decisions include:

(a)	approval of the annual capital budget and any material changes to the operating budget,

(b)	approval of the Corporation’s business plan and monitoring performance,

(c)	acquisition of, or investments in, new business,

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(d)	changes in the nature of the Corporation’s business,

(e)	changes in senior management, and

(f)	all matters as required under the Business Corporations Act (Ontario).

Position Descriptions

There are no written position descriptions for the Chair of the Board and the chairs of each Board committee. The roles and responsibilities of each Board committee are included in the “Terms of Reference” for each Board committee. It is understood by the Board committee chairs that they are responsible for the overall management, guidance, and functioning of their respective committee. As well, there exists a Corporation Mandate for the Board, and the Chair of the Board understands that it is his role to ensure the overall management, guidance, and functioning of the Board.

The duties and responsibilities of the Interim President and CEO are included in the Whittle Agreement including the power and authority to manage, supervise and direct the Corporation’s business and affairs, and to undertake such other duties as may, from time to time, be assigned to the Interim President and CEO by the Board. Such duties and responsibilities are indicated to be subject always to the control and direction of the Board.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Corporation has not adopted a formalized process of orientation for new Board members. Orientation of new directors is conducted on an as-needed basis.

Current directors are kept informed as to matters impacting, or which may impact, the Corporation’s operations through reports and presentations at Board meetings. Directors are also provided with the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

Business Conduct Policy

The Corporation has adopted a Business Conduct Policy (May 2006, amended in September 2010) posted on its website at www.mountainprovince.com and available on SEDAR at www.sedar.com and on the SEC’s website at https://www.sec.gov/edgar.shtml as an exhibit to the Corporation’s annual report on Form 20-F for the year ended March 31, 2006. The amended Business Conduct Policy was included in an exhibit to the Corporation’s annual report on Form 20-F for the year ended December 31, 2010.

Shareholders may request copies of the Corporation’s Business Conduct Policy by contacting the Corporation at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, or by telephone at 416-361-3562.

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Annually, the Corporation’s officers and key consultants provide their recognition of the current policy and understanding of its importance. The Business Conduct Policy provides guidance to the directors and officers individually, and to the Board as a whole, to ensure the exercise of independent judgment in considering transactions and agreements where a director or officer might have a material interest. Having an independent director, Jonathan Comerford, as the chair of the Board, also helps to ensure independent judgment and to encourage and promote a culture of ethical business conduct.

The Board considers that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest are sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Gender Diversity

The Board has not adopted a written policy relating to the identification and nomination of women directors. The directors of the Corporation have a fiduciary duty to act in the best interests of the Corporation. As part of that duty, the Board believes that it should be able to select and nominate for election or appointment as directors those individuals who will best serve the interests of the Corporation, regardless of gender. The Board believes that implementing such a policy will potentially restrict the Board’s ability to select those individuals that will best serve the interests of the Corporation.

The Board considers the level of representation of women on the board in identifying and nominating candidates for the appointment or election to the Board. In identifying and nominating candidates for election or appointment to the Board, the Board considers various factors, including, but not limited to: (i) the individual merits of each potential candidate, including their skills, education, background, experience and any previous contributions to the Corporation; (ii) the number and qualities of potential candidates and whether any such candidates are women; (iii) the current composition of the Board; and (iv) the needs of the Corporation. The ultimate selection will be based on serving the best interests of the Corporation.

The Corporation considers the level of representation of women in executive officer positions when making executive officer appointments. In making executive officer appointments, the Corporation considers various factors, including, but not limited to: (i) the merits of each potential candidate, including their skills, education, background, experience and any previous contributions to the Corporation; (ii) the number and qualities of potential candidates and whether any such candidates are women; (iii) the composition of the executive officers; and (iv) the needs of the Corporation. The ultimate selection will be based on serving the best interests of the Corporation.

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The Corporation has not adopted specific targets for gender or other dimensions of diversity at the Board or executive officer level due to the relatively small size of these groups. In addition, the Corporation believes that it is important that each appointment to the Board and at the executive officer level be made, and be perceived as being made, based on the merits of the individual and the needs of the Corporation at the relevant time. If specific targets were adopted based on specific criteria, including gender, this could limit the Corporation’s ability to ensure that the overall composition of the Board and its team of executive officers meets the needs of the Corporation.

As at the date hereof, the number of women on the Board is one (17%) and the number of women in executive officer positions is zero. As at the date hereof, the number of women in management positions within the Corporation is one.

Nomination of Directors

The Board does not have a separate nominating committee. The Corporate Governance and Nominating Committee will assess the performance and qualification of directors and assesses and recommend potential nominees to the Board, as needed.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

Board Committees

Committees of the Board are an integral part of the Corporation’s governance structure. There are three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee, each established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

Each of these committees is comprised solely of non-management directors, each of whom is also independent. The committees, their mandates and memberships are outlined below.

Compensation Committee

The Compensation Committee, in consultation with the President of the Corporation, reviews and recommends to the Board for approval all matters relating to the compensation of executives of the Corporation. The Compensation Committee has no formal compensation policy. The Compensation Committee monitors the performance of senior management generally. Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

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However, compensation matters may also be reviewed and approved by the Corporation’s entire board of directors.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

Since January 1, 2017, the beginning of the most recently completed financial year, the Compensation Committee has held four meetings in consideration of the Committee’s recommendation to the Board of compensation matters. These compensation matters included the annual incentive award to Mr. Whittle, Mr. Ing and Mr. Mackie, the granting of options to Mr. Whittles, Mr. Ing, Mr. Mackie and other employees and consultants, and the compensation for directors.

The Committee is composed of Jonathan Comerford, Carl Verley (Chair) and Karen Goracke, all of whom are independent directors. Until June 9, 2017, David Whittle was a member of the Committee in place of Karen Goracke.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for developing the approach of the Corporation to the matters of corporate governance including the mandate, size and composition of the Board and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. Since January 1, 2017, the beginning of the most recently completed financial year, the Corporate Governance and Nominating Committee met three times. The Corporate Governance Committee is composed of Bruce Dresner, Carl Verley and Peeyush Varshney (Chair), all of whom are independent directors.

Audit Committee

Audit Committee Charter

The text of the Corporation’s Audit Committee Charter is attached as Schedule “A” to this Information Circular.

The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the most recently completed financial year, the Audit Committee met four times.

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Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of Bruce Dresner (Chair), Jonathan Comerford, and Peeyush Varshney, all of whom are independent directors. Until June 9, 2017, David Whittle was a member and Chair of the Audit Committee in place of Bruce Dresner. All of the members of the Audit Committee are financially literate within the meaning of Section 1.6 of NI 52-110.

Relevant Education and Experience

Bruce Dresner, Chair of the Audit Committee since June 9, 2017, is a U.S. qualified Chartered Financial Analyst since 1980. Mr. Dresner is a graduate of Dartmouth College Tuck School of Business (MBA, 1971) and the University of Miami (BA Economics, 1969). Mr. Dresner has had a distinguished career as an investment professional. Mr. Dresner has held a number of board and advisory positions, including serving on the advisory board of Capstone Investment Advisors (2008-2010), as a member of the strategic advisory board of Wilshire Private Markets at Wilshire Associates Inc. (2010-2014), and a trustee of the Gottex Multi-Asset Endowment and Alternative Asset Funds (2011-2016) and as Senior Advisor to BlueLine Advisors LLC (2014 – present).

David Whittle, Chair of the Audit Committee until his appointment as Interim President and CEO on June 9, 2017, is a Canadian-qualified Chartered Professional Accountant (CPA, CA) in good standing with twenty-four years’ experience as a director and senior executive and financial officer of various public companies listed in both Canada and the United States. Jonathan Comerford has a Masters in Business from the Michael Smurfit Business School and a Bachelor of Economics from University College, Dublin, and serves as Investment Manager at International Investment and Underwriting. Peeyush Varshney has a Bachelor of Commerce and extensive executive experience with several public companies.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Corporation by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Corporation by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Corporation by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Pursuant to the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Corporation’s auditor, for the fiscal year ended December 31, 2017, have been pre-approved by the Audit Committee of the Corporation. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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Audit Fees

For the fiscal years ended December 31, 2017 and December 31, 2016, KPMG LLP and its affiliates were paid the following fees by Mountain Province:

Auditor’s Fees	2017 ($)	% of Total Fees	2016 ($)	% of Total Fees
Audit Fees:
General audit	334,700	68.6	270,000	78.8
Audit related	120,500	25.0	Nil	Nil
Total Audit Fees	450,500	93.6	270,000	78.8
Tax Fees:
Planning and advice	11,244	2.3	57,767	16.9
Compliance	19,667	4.1	14,612	4.3
Total Tax Fees	30,911	6.4	72,339	21.2
Total Fees	481,411	100.0	342,339	100.0

RESPONSE TO SHAREHOLDERS

The Corporation communicates regularly with its shareholders and maintains a website at www.mountainprovince.com. Management is available to shareholders to respond to questions and concerns. The Board believes that management’s communications with shareholders, and the avenues available to shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by your directors at the Annual Meeting of Shareholders, please advise us at: Corporate Secretary, Mountain Province Diamonds Inc., 161 Bay Street, Suite 1410, PO Box 216, Toronto, Ontario, M5J 2S1; through info@mountainprovince.com; or by fax to 416-603-8565.

EXPECTATIONS AND ACCOUNTABILITY OF MANAGEMENT

The Board’s access to information relating to the operations of the Corporation, through direct communication with the CEO and/or VP Finance, CFO and Corporate Secretary, through the membership on the Board of a key member of management, and the attendance of the VP Finance, CFO and Corporate Secretary at Board meetings, are considered key elements to the effective and informed functioning of the Board of the Corporation.

The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation’s management to take the initiative in identifying opportunities and risks affecting the Corporation’s business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Board is confident that the Corporation’s management responds ably to this expectation.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table sets out information for the Corporation’s most recently completed financial year ended December 31, 2017 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, restricted share units, warrants and rights (a)	Weighted-average exercise price of outstanding options, restricted share units value, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,640,000	$4.40	11,896,685

Restricted Share Units	488,665	$4.88

Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,128,665	$4.46	11,896,685

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Financial Statements and Auditors’ Report Thereon

At the Meeting, shareholders will have placed before them the financial statements for the most recently completed financial year and the auditor’s report thereon.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

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ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for its most recently completed financial year which is filed on SEDAR. The Corporation also files with the United States Securities and Exchange Commission and the NASDAQ and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Shareholders may request copies of the Corporation’s financial statements and management discussion and analysis by contacting the Corporation at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, by fax to 416-603-8565, or by telephone at 416-361-3562.

APPROVALS AND SIGNATURE

The contents and distribution of this Information Circular to each shareholder entitled to receive notice of the Meeting, to each director of the Corporation, to the auditor of the Corporation, and to the appropriate governmental agencies, has been approved by the Board.

DIRECTOR’S APPROVAL

The contents and distribution of this Information Circular to the shareholders of the Corporation has been approved by the Board. Unless otherwise specified, information contained in this Information Circular is given as of May 10, 2018.

ON BEHALF OF THE BOARD

“David Whittle”

DAVID WHITTLE
Interim President and Chief Executive Officer

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SCHEDULE “A”

Mountain Province Diamonds Inc.

Charter of the

Audit Committee of the Board of Directors

Mandate

A.	Role and Objectives

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Mountain Province Diamonds Inc. (“MPV” or the “Company”) established for the purpose of overseeing the accounting and financial reporting process of MPV and external audits of the consolidated financial statements of MPV. In connection, therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to MPV’s internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval MPV’s audited annual consolidated financial statements and other mandatory financial disclosure.

MPV’s external auditor is accountable to the Board and the Committee as representatives of shareholders of MPV. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of MPV;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor’s independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and MPV’s external auditor.

B.	Composition

1.	The Committee shall comprise at least three directors, none of whom shall be an officer or employee of MPV or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with MPV or any affiliate thereof which could reasonably interfere with the exercise of the member’s independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

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2.	Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of MPV.

3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.

4.	The Committee shall have access to such officers and employees of MPV and to such information respecting MPV as it considers necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.	Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.	The Committee shall meet periodically with MPV’s external auditor in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.

D.	Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of MPV and external audits of MPV’s consolidated financial statements. In that regard, the Committee shall:

1.	satisfy itself on behalf of the Board with respect to MPV’s internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of MPV (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.	review with management and the external auditor the annual consolidated financial statements of MPV, the reports of the external auditor thereon and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively, “Annual Financial Disclosures”) prior to their submission to the Board for approval. This process should include, but not be limited to:

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(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year’s financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing the adequacy of any reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between MPV and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

•	review with management all interim consolidated financial statements of MPV and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively “Quarterly Financial Disclosures”) and, if thought fit, approve all Quarterly Financial Disclosures;

•	be satisfied that adequate procedures are in place for the review of MPV’s public disclosure of financial information extracted or derived from MPV’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;

•	review with management and recommend to the Board for approval, any financial statements of MPV which have not previously been approved by the Board and which are to be included in a prospectus of MPV;

•	review with management and recommend to the Board for approval, MPV’s Annual Information Form;

•	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

(b)	discuss with the external auditor:

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)	consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)	review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor’s fees, and make a recommendation to the Board as to the compensation of the external auditor;

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(e)	when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)	review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with MPV and its affiliates in order to determine the external auditor’s independence, including, without limitation:

(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to MPV;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor’s information to satisfy itself of the external auditor’s independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)	pre-approve all non-audit services to be provided by the external auditor to MPV (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of MPV regarding partners, employees and former partners and employees of the present and former external auditor of MPV;

3.	(a)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by MPV regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of MPV of concerns regarding questionable accounting or auditing matters; and

(b)	review with the external auditor its assessment of the internal controls of MPV, its written reports containing recommendations for improvement, and MPV’s response and follow-up to any identified weaknesses;

4.	with respect to risk management, be satisfied that MPV has implemented appropriate systems of internal control over financial reporting (and review management’s assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

5.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

6.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

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